April 28, 2015

Credit Suisse Market Neutral Equity ETN

The Market Neutral Equity Exchange Traded Notes (the “ETNs”) are senior, unsecured debt securities issued by Credit Suisse AG (“Credit Suisse”), acting through its Nassau Branch, that are linked to the return of the HS Market Neutral Index Powered by HOLTTM (the “Index”). The Index is designed to provide exposure to a market neutral investment strategy on equities as represented by North American, European, and Japanese stocks included in the Index. The ETNs are listed on NYSE Arca under the ticker symbol “CSMN”.1 The ETNs should be purchased only by knowledgeable investors who understand the potential consequences of investing in the ETNs.

ETN Details
ETN ticker	CSMN
Indicative value ticker	CSMN.IV
Bloomberg Index ticker	HSGMN
CUSIP/ISIN	22542D720 / US22542D7200
Primary Exchange	NYSE Arca[1]
ETN investor fee factor	1.05%*
ETN inception date	September 20, 2011
Underlying index	HS Market Neutral Index
Powered by HOLTTM
*Because of daily compounding, the actual investor fee realized may exceed 1.05% per annum.

Index Returns (as of 3/31/2015)
1 month	0.84%
3 month	-0.17%
1 year	-7.71%
Since inception annualized*	-0.99%
*Index inception date was September 5, 2007.

Index Statistics (3/31/2014 to 3/31/2015)
Correlation to S&P 500 TR Index	0.25
Correlation to Barclays US
Aggregate TR Index	-0.10
Annualized Volatility	4.31%
1-Year Sharpe ratio*	-1.80
*Sharpe ratio calculated using the Federal Funds Effective Rate as of March 31, 2015.

1Credit Suisse has no obligation to maintain any listing on NYSE Arca or any other exchange and we may delist the ETNs at any time.

Strategy Focus

■ The strategy is designed to capture the difference in return of a long portfolio of stocks versus a short portfolio of stocks.

■ Potential gains may be realized if the long portfolio outperforms the short portfolio.

■ Both the long and short portfolios are region and sector neutral and are constructed using the HOLTTM selection framework.

Index Performance (September 5, 2007 to March 31, 2015)

The above graph sets forth the historical performance of the Index from September 5, 2007 through March 31, 2015. Historical performance is not indicative of future performance. The above graph does not include the investor fee factor associated with the ETNs, which will reduce the amount of the return on the ETNs at maturity or upon repurchase by Credit Suisse.

For More Information
ETN Desk: 212 538 7333	Email: ETN.Desk@credit-suisse.com	Website: www.credit-suisse.com/etn

Index Overview

■ The HS Market Neutral Index Powered by HOLTTM uses a strategy intended to achieve stable returns while reducing risk. The index reflects the difference in return between two equally weighted constituent sub-indices, the Long Total Return Index (the “long index”) and the Short Total Return Index (the “short index”).

■ Each sub-index contains approximately 75 component stocks (the “index components”), which are selected from a universe of 750 stocks consisting of the top 275 North American stocks by market capitalization, the top 300 European stocks by market capitalization and liquidity and the top 175 Japanese stocks by market capitalization as identified from the HOLTTM database, which currently includes approximately 20,000 stocks.

■ The stocks are then grouped into 10 sectors and ranked using the HOLTTM stock selection framework. The long index is constructed by selecting stocks of companies with a proportion rank of less than or equal to 10% of each sector and with a proportion rank of less than or equal to 34% within each region and sector. The short index is constructed by pairing the selected longs with the lowest ranked stocks in the same sector and region to ensure market neutrality.

Selected Investment Considerations

–   The ETNs do not have a payment at maturity or daily repurchase value and are fully exposed to any decline in the Index. Furthermore, the return at maturity or upon repurchase will be reduced by the fees associated with the ETNs and the borrow cost factor embedded in the Index. Therefore, the level of the Index must increase by an amount sufficient, to offset the applicable fees.

–   You will not receive any periodic interest payments on the ETNs.

–   We have listed the ETNs on NYSE Arca under the symbol “CSMN”. We expect that investors will purchase and sell the ETNs primarily in this secondary market. We have no obligation to maintain this listing on NYSE Arca or any listing on any other exchange, and may delist the ETNs at any time.

–   The indicative value of the ETNs is not the same as the closing price or any other trading price of the ETNs in the secondary market. The trading price of the ETNs at any time is the price at which you may be able to sell your ETNs in the secondary market at such time, if one exists. The trading price of the ETNs at any time may vary significantly from the indicative value of such ETNs at such time. Before trading in the secondary market, you should compare the indicative value with the then-prevailing trading price of the ETNs.

–   Although the return on the ETNs will be based on the performance of the Index, the payment of any amount due on the ETNs, including any payment upon repurchase or at maturity, is subject to the credit risk of Credit Suisse.

Investors are dependent on Credit Suisse’s ability to pay all amounts due on the ETNs, and therefore investors are subject to our credit risk. In addition, any decline in our credit ratings, any adverse changes in the market’s view of our creditworthiness or any increase in our credit spreads is likely to adversely affect the market value of the ETNs prior to maturity.

–   The performance of the Index may not be entirely representative of the performance of the market neutral strategy and there is no assurance that the strategy on which the Index is based will be successful.

–   Tax consequences of the ETNs are uncertain and potential investors should consult their tax advisors regarding the U.S. federal income tax consequences of an investment in the ETNs.

–   We have the right to repurchase your ETNs in whole but not in part on any business day during the term of the ETNs. The amount you may receive upon a repurchase by Credit Suisse may be less than the amount you would receive on your investment at maturity or if you had elected to have us repurchase your ETNs at a time of your choosing.

–   We and our affiliates play a variety of roles in connection with the issuance of the ETNs, including acting as Calculation Agent and as agent of the Issuer for the offering of the ETNs, and hedging our obligations under the ETNs. The Calculation Agent will, among other things, decide the amount of the return paid out to you on your ETNs at maturity or upon redemption or acceleration. In performing these duties, the economic interests of us and our affiliates are potentially adverse to your interests as an investor in the ETNs.

An investment in the ETNs involves significant risks. The selected investment considerations herein are not intended as a complete description of all risks associated with the ETNs. For further information regarding risks, please see the section entitled “Risk Factors” in the applicable pricing supplement.

Sources: Credit Suisse Securities (Europe) Limited, Bloomberg. All data was obtained from publicly available information, internally developed data and other third-party sources believed to be reliable. Credit Suisse AG has not sought to independently verify information obtained from public and third-party sources. The index is unmanaged and does not reflect the deduction of fees and expenses. Investors cannot invest directly in an index.

Credit Suisse AG (“Credit Suisse”) has filed a registration statement (including prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering of securities. Before you invest, you should read the applicable pricing supplement, the Prospectus Supplement dated March 23, 2012, and Prospectus as amended by the Post-Effective Amendment to the Registration Statement filed on March 19, 2015 to understand fully the terms of the ETNs and other considerations that are important in making a decision about investing in the ETNs. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Credit Suisse or any agent or dealer participating in an offering will arrange to send you the applicable pricing supplement, prospectus supplement and prospectus if you so request by calling toll-free 1 (800) 221-1037.

Pricing Supplement dated March 23, 2012, including the Prospectus Supplement dated March 23, 2012, and Prospectus as amended by the Post-Effective Amendment to the Registration Statement filed on March 19, 2015: https://notes.credit-suisse.com/csfbnoteslogin/etn/prospectus.asp?Ticker=CSMN

Pricing Supplement Addendum: https://notes.credit-suisse.com/csfbnoteslogin/etn/addendum.asp?Ticker=CSMN

You may access the prospectus supplement and prospectus on the SEC website at www.sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the pricing supplement.

Copyright © 2015. Credit Suisse Group AG and/or its affiliates. All rights reserved.

For More Information
ETN Desk: 212 538 7333	Email: ETN.Desk@credit-suisse.com	Website: www.credit-suisse.com/etn